OMB APPROVAL
OMB Number: 3235-0379
Expires: February 28, 2010
UNITED STATES	Estimated average burden
SECURITIES AND EXCHANGE COMMISSION	hours per response.... 2.0

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Julius Baer Invest AG

B.	(1) This is [check one]

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	creInvest AG

Form type	Form CB in connection with a statutory merger

File Number (if known)	N/A

Filed by	Julius Baer Invest AG

Date Filed (if filed concurrently, so indicate):	June 30, 2009 (concurrent with filing of form CB)

D.	The Filer is incorporated or organized under the laws of: Switzerland

	and has its principle place of business at:	Bahnhofstrasse 40
Zurich, Switzerland 8001
+41 (0)58 888 1111

E.	The Filer designates and appoints GAM USA Inc. (“Agent”) located at:

One Rockefeller Plaza, 21st Floor New York, NY 10020 (212) 407-4600

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on June 30, 2009 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.     Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB in connection with which this Form F-X is being filed.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.    Each person filing this Form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Zurich, Country of Switzerland this 29 day of June, 2009.

Filer:  Julius Baer Invest AG

By:	/s/ Fabio Oetterli
Name:	Fabio Oetterli
Title:	Chairman of the Board, Julius Baer Invest AG

By:	/s/ Jean-Francois Alarie
Name:	Jean-Francois Alarie
Title:	Member of the Board, Julius Baer Invest AG

This statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Kenneth A. Dursht
Agent for service of process
Name:	Kenneth A. Dursht
Title:	General Counsel, GAM USA Inc.
Date:	June 29, 2009